August 29, 2006

Via Facsimile and EDGAR

Jim Peklenk
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

FOIA Confidential Treatment Requested by Watson Pharmaceuticals, Inc.

Re:          Watson Pharmaceuticals, Inc.
File #001-13305
Your letter of August 14, 2006

Dear Mr. Peklenk:

The following is in response to your comment letter dated August 14, 2006.  For your convenience, the Staff’s comments precede our responses.

Item 7. Management’s Discussion and Analysis Of Financial Condition And Results Of Operations, page 36

Critical Accounting Estimates, page 52

Revenue and Provision for Sales Returns and Allowances, page 53

Regarding the disclosures that you provided in response to our prior comment number two, please provide us with revised disclosures to address the following:

1.           Regarding our prior comments 2 a) and 2 f), please provide us the following information, in disclosure type format, about the estimates you discussed for each of your deductions in arriving at reported net sales (including Chargebacks, Rebates, Returns, Pricing Adjustments, Promotional Allowances, Bill back Adjustments and Cash Discounts):

•      How accurate the estimate has been in the past, how it has changed in the past, and whether it is reasonably likely to change in the future;

•      The amount of changes in the estimate and its effect on the revenue recognized in each period or that changes in the estimate have not been material; and, the amount of the change in the estimate that is reasonably likely in the future and the effect on revenue that the change would have on your financial statements.

2.           Regarding our prior comment 2e, you state that your ability to determine the current provision related to sales made in prior periods is limited.  Tell us how you are able to determine that your financial statements are fairly stated at each reporting period if you cannot determine that your estimates were reasonable.

OUR RESPONSE IN DISCLOSURE TYPE FORMAT:

Revenue and Provision for Sales Returns and Allowances

As customary in the pharmaceutical industry, the Company’s gross product sales are subject to a variety of deductions in arriving at reported net product sales.  When the Company recognizes revenue from the sale of its products, an estimate of sales returns and allowances (“SRA”) is recorded which reduces product sales and accounts receivable. These adjustments include estimates for chargebacks, rebates, cash discounts and returns and other allowances.  These provisions are estimated based on historical payment experience, historical relationship to revenues, estimated customer inventory levels and current contract sales terms with direct and indirect customers.  The estimation process used to determine our SRA provision has been applied on a consistent basis and no material adjustments have been necessary to increase or decrease our reserves for SRA as a result of a significant change in underlying estimates.  The Company uses a variety of methods to assess the adequacy of our SRA reserves to ensure that our financial statements are fairly stated.  This includes periodic reviews of customer inventory data, customer contract programs and product pricing trends to analyze and validate the SRA reserves.

Chargebacks – The provision for chargebacks is our most significant sales allowance.  A chargeback represents an amount payable in the future to a wholesaler for the difference between the invoice price paid to the Company by our wholesale customer for a particular product and the negotiated contract price that the wholesaler’s customer pays for that product.  The Company’s chargeback provision and related reserve vary with changes in product mix, changes in customer pricing and changes to estimated wholesaler inventory.  The provision for chargebacks also takes into account an estimate of the expected wholesaler sell-through levels to indirect customers at contract prices.  The Company validates the chargeback accrual quarterly through a review of the inventory reports obtained from our largest wholesale customers.  This customer inventory information is used to verify the estimated liability for future chargeback claims based on historical chargeback and contract rates.  These large wholesalers represent 85% - 90% of the Company’s chargeback payments.  The Company continually monitors current pricing trends and wholesaler inventory levels to ensure the liability for future chargebacks is fairly stated.

Rebates – Rebates include volume related incentives to direct and indirect customers and Medicaid rebates based on claims from Medicaid benefit providers.

Volume rebates are generally offered to customers as an incentive to continue to carry our products and to encourage greater product sales.  These rebate programs include contracted rebates based on customer’s purchases made during an applicable monthly, quarterly or annual period.  The provision for rebates is estimated based on our customers’ contracted rebate programs and our historical experience of rebates paid.  Any significant changes to our customer rebate programs are considered in establishing our provision for rebates.  The Company continually monitors its customer rebate programs to ensure that the liability for accrued rebates is fairly stated.

The provision for Medicaid rebates is based upon historical experience of claims submitted by the various states.  The Company monitors Medicaid legislative changes to determine what impact such legislation may have on our provision for Medicaid rebates.  Our accrual of Medicaid rebates is based on historical payment rates and is reviewed on a quarterly basis against actual claim data to ensure the liability is fairly stated.

Returns and Other Allowances – Our provision for returns and other allowances include returns, pricing adjustments, promotional allowances and billback adjustments.

Consistent with industry practice, the company maintains a return policy that allows our customers to return product for credit.  Our estimate of the provision for returns is based upon our most recent historical experience of actual customer returns.  Additionally, we consider other factors when estimating our current period return provision, including levels of inventory in our distribution channel as well as significant market changes which may impact future expected returns, and make adjustments to our current period provision for returns when it appears product returns may differ from our original estimates.

Pricing adjustments, which include shelf stock adjustments, are credits issued to reflect price decreases in selling prices charged to our direct customers.  Shelf stock adjustments are based upon the amount of product our customers have in their inventory at the time of an agreed upon price reduction.  The provision for shelf stock adjustments is based upon specific terms with our direct customers and includes estimates of existing customer inventory levels based upon their historical purchasing patterns.  The company regularly monitors all price changes to help evaluate our reserve balances.  As pricing adjustments and shelf stock adjustments are negotiated and settled on a customer by customer basis, the adequacy of these reserves are readily determinable.

Promotional allowances are credits, which are issued in connection with a product launch or as an incentive for customers to begin carrying our product.  The company establishes a reserve for promotional allowances based upon these contractual terms.

Billback adjustments are credits that are issued to certain customers who purchase directly from the Company as well as indirectly through a wholesaler.  These credits are issued in the event there is a difference between the customer’s direct and indirect contract price.  The provision for billbacks is estimated based upon historical purchasing patterns of qualified customers who purchase product directly from the Company and supplement their purchases indirectly through the Company’s wholesale customers.

Cash Discounts – Cash discounts are provided to customers that pay within a specific period.  The provision for cash discounts are estimated based upon invoice billings, utilizing historical customer payment experience.  Our customer’s payment experience is fairly consistent and most customer payments qualify for the cash discount.  Accordingly, our reserve for cash discounts is readily determinable.

The following table summarizes the activity in the Company’s major categories of SRA (in thousands):

	Chargebacks	Rebates	Returns and Other Allowances	Cash Discounts	Total

Balance at December 31, 2002	$118,695	$120,598	$23,656	$8,873	$271,822
2003 Provision	643,509	343,709	93,590	47,386	1,128,194
Credits and payments	(609,739)	(331,080)	(86,114)	(46,855)	(1,073,788)
Balance at December 31, 2003	152,465	133,227	31,132	9,404	326,228
2004 Provision	758,378	312,040	168,917	56,198	1,295,533
Credits and payments	(781,292)	(296,319)	(155,566)	(54,988)	(1,288,165)
Balance at December 31, 2004	129,551	148,948	44,483	10,614	333,596
2005 Provision	935,824	345,870	119,873	59,500	1,461,067
Credits and payments	(925,770)	(366,525)	(119,063)	(58,020)	(1,469,378)
Balance at December 31, 2005	$139,605	$128,293	$45,293	$12,094	$325,285

The estimation process used to determine our SRA provision has been applied on a consistent basis and there have been no significant changes in underlying estimates that have resulted in a material adjustment to our SRA reserves.  The Company does not expect future payments of SRA to materially exceed our current estimates.  However, if future SRA payments were to materially exceed our estimates, such adjustments may have a material adverse impact on our financial position, results of operations and cash flows.

ADDITIONAL COMMENTARY:

Response to Comment 1:

Please refer to our amended discussion in disclosure type format above.  In addition, if actual results differ materially as a result of changes in estimates or estimation methodology, the Company will disclose the impact that such change has for the period reported.

Response to Comment 2:

Please refer to our amended discussion in disclosure type format above.  We believe our reserves for SRA are fairly stated.  The Company validates reserve balances and no material adjustments relate to sales made in prior periods.

As requested in your letter of April 20, 2006, in connection with our response to your comments, we acknowledge that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, please call Charles P. Slacik at 951-493-5531.

Sincerely,

Watson Pharmaceuticals, Inc.

/s/ Charles P. Slacik

Charles P. Slacik
Executive Vice President and Chief Financial Officer

cc:           Steve Roush (PricewaterhouseCoopers LLP)
Betty Cheng (PricewaterhouseCoopers LLP)
Fred G. Weiss (Chairman of the Audit Committee, Watson Pharmaceuticals, Inc.)
Charles K. Ruck (Latham & Watkins LLP)